Exhibit 99.1

FOR IMMEDIATE RELEASE	Monday, October 21, 2013

Carol S. Perry Appointed to Celestica’s Board of Directors

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, is pleased to announce the appointment of Carol Perry to its Board of Directors.

Ms. Perry has extensive expertise in finance and capital markets and has served on the board of directors of publicly traded companies, not-for-profit entities and Crown agencies. She is currently a member of Scotiabank’s Independent Review Committee and a former Director of Softchoice Corporation, a leading North American provider of IT solutions and services. Previously, she was a Commissioner of the Ontario Securities Commission, where she oversaw the development and implementation of regulatory policy initiatives, served on adjudicative panels and acted as a Director and Chair of its Governance and Nominating Committee.

With over 20 years of experience in the investment industry as an investment banker, Ms. Perry held senior positions with leading financial services companies including RBC Capital Markets, Richardson Greenshields and CIBC World Markets and later founded MaxxCap Corporate Finance, a financial advisory firm.

Ms. Perry has a Bachelor of Engineering Science (Electrical) degree from the University of Western Ontario and a Master of Business Administration degree from the University of Toronto.  She also holds the professional designation ICD.D from the Institute of Corporate Directors.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges.

For further information on Celestica, visit www.celestica.com.

Celestica’s securities filings can be accessed at www.sedar.com and www.sec.gov.

Contact:

Celestica Global Communications

+1 (416) 448-2200

media@celestica.com